Filed pursuant to Rule 424(b)(3)
File No. 333-187434

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 1, 2014)

TEUCRIUM NATURAL GAS FUND
40,000,000 Shares

This supplement is to the prospectus of Teucrium Commodity Trust (the “Trust”) dated May 1, 2014, which relates to shares (the “Fund Shares”) issued by the Teucrium Natural Gas Fund (the “Fund”), a series of the Trust. The Fund Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-187434. This prospectus supplement should be read in its entirety and kept together with your prospectus for future reference.

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The Fund Shares will cease trading on the NYSE Arca, Inc. (“Arca”) and will be closed to purchase by investors as of the close of regular trading on Arca on December 18, 2014 (the “Closing Date”). On December 18, 2014, the Fund will cease accepting orders for Creation Baskets. The Fund will file a post-effective amendment to terminate the offering of registered and unsold Fund Shares, which will be effective on December 18, 2014.

Shareholders may sell their Fund Shares prior to the Closing Date and customary brokerage charges may apply to these transactions. From December 18, 2014 through about December 30, 2014 (the “Liquidation Date”) there is no assurance that there will be a market for Fund Shares. Between the Closing Date and the Liquidation Date, the Fund will be in the process of closing down and liquidating its portfolio. This process will result in the Fund increasing its cash holdings and, as a consequence, not tracking its underlying benchmark, which may not be consistent with the Fund’s investment objective and strategy.

On or about the Liquidation Date, the Fund will liquidate its assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their Fund Shares. These distributions are taxable events. Once the distributions are complete, the Fund will terminate.

Teucrium Trading, LLC (the “Sponsor”) determined that the Fund could not continue its business and operations in an economically efficient manner due to the Fund’s inability to attract sufficient assets, thereby hindering its ability to operate efficiently.

Investing in the Fund involves significant risks. See “What Are the Risk Factors Involved with an Investment in the Fund?” beginning on page 11 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus supplement is November 20, 2014